# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: OPENLANE, Inc. (f/k/a KAR Auction Services, Inc.), CIK 0001395942
CUSIP: 48238T109
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 11299 N. Illinois Street, Suite 500, Carmel, Indiana (IN), 46032
Date of event which requires filing of this statement: 10/08/2025
Filed by CIK 0001816546
Persons authorized to receive notices and communications: Roy Mackenzie, c/o Apax Partners US, LLC, 601 Lexington Avenue, 58th Floor, New York, New York (NY), 10022, (212) 753-6300; Ryerson Symons, Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York (NY), 10017, (212) 455-2000; Jakob Rendtorff, Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York (NY), 10017, (212) 455-2000; Keegan Lopez, Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York (NY), 10017, (212) 455-2000

## Reporting persons
- Ignition Acquisition Holdings LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 16,243,541; sole dispositive power 0; shared dispositive power 16,243,541; aggregate amount beneficially owned 16,243,541 (13.3% of the class)
- Ignition Acquisition Holdings GP LLC (CIK 0001816546): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 16,243,541; sole dispositive power 0; shared dispositive power 16,243,541; aggregate amount beneficially owned 16,243,541 (13.3% of the class)
- Ignition Parent LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 16,243,541; sole dispositive power 0; shared dispositive power 16,243,541; aggregate amount beneficially owned 16,243,541 (13.3% of the class)
- Ignition GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 16,243,541; sole dispositive power 0; shared dispositive power 16,243,541; aggregate amount beneficially owned 16,243,541 (13.3% of the class)
- Ignition Topco Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Guernsey (Y7); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 16,243,541; sole dispositive power 0; shared dispositive power 16,243,541; aggregate amount beneficially owned 16,243,541 (13.3% of the class)
- Apax X GP Co. Limited: type of reporting person: corporation (CO); citizenship or place of organization: Guernsey (Y7); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 16,243,541; sole dispositive power 0; shared dispositive power 16,243,541; aggregate amount beneficially owned 16,243,541 (13.3% of the class)
- Apax Guernsey (Holdco) PCC Limited Apax X Cell: type of reporting person: other (OO); citizenship or place of organization: Guernsey (Y7); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 16,243,541; sole dispositive power 0; shared dispositive power 16,243,541; aggregate amount beneficially owned 16,243,541 (13.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: OPENLANE, Inc. (f/k/a KAR Auction Services, Inc.)
Address of issuer's principal executive offices: 11299 N. Illinois Street, Suite 500, Carmel, Indiana (IN), 46032
Comment: This Amendment No. 3 ("Amendment No. 3") amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the "SEC") on July 2, 2020, as amended by Amendment No. 1 filed with the SEC on September 14, 2020, as amended by Amendment No. 2 filed with the SEC on September 11, 2025 (as so amended, the "Schedule 13D") with respect to the common stock, par value $0.01 per share ("Common Stock") of OPENLANE, Inc. (f/k/a KAR Auction Services, Inc.), a Delaware corporation (the "Issuer"). The Schedule 13D is filed jointly on behalf (i) Ignition Acquisition Holdings LP, (ii) Ignition Acquisition Holdings GP LLC, (iii) Ignition Parent LP, (iv) Ignition GP LLC, (v) Ignition Topco Ltd, (vi), Apax X GP Co. Limited, and (vii) Apax Guernsey (Holdco) PCC Limited Apax X Cell (collectively, the "Reporting Persons"). Capitalized terms used in this Amendment No. 3 but not otherwise defined herein have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

On September 9, 2025, the Issuer entered into a Repurchase Agreement with Ignition Acquisition Holdings LP, pursuant to which the Issuer agreed to purchase 288,322 shares of Series A Preferred Stock from Ignition Acquisition Holdings LP in exchange for aggregate cash consideration equal to $482,431,500. Such transaction closed on October 8, 2025.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

Each of the Reporting Persons may be deemed to beneficially own the 288,323 shares of Series A Preferred Stock held by Ignition Acquisition Holdings LP, which, subject to the below, are initially convertible into 16,243,541 shares of Common Stock representing 13.3% of the outstanding Common Stock (calculated based on 106,303,637 shares of common stock outstanding as of July 31, 2025 , plus the 16,243,541 shares of Common Stock issuable upon conversion of 288,323 shares of Series A Preferred Stock of the Issuer held by Ignition Acquisition Holdings LP). The amount of Common Stock reported as beneficially owned herein includes Series A Preferred Stock received as dividends but excludes accrued dividends not yet declared by the Issuer pursuant to the terms of the Certificate of Designations.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Exhibit 2 hereof, has effected any transaction in the Common Stock during the past 60 days.

## Signatures
- Ignition Acquisition Holdings LP: /s/ Steven Kooyers, Steven Kooyers, Treasurer and Secretary of Ignition Acquisition Holdings GP LLC, its general partner (10/08/2025)
- Ignition Acquisition Holdings GP LLC: /s/ Steven Kooyers, Steven Kooyers, Treasurer and Secretary (10/08/2025)
- Ignition Parent LP: /s/ Steven Kooyers, Steven Kooyers, Treasurer and Secretary of Ignition GP LLC, its general partner (10/08/2025)
- Ignition GP LLC: /s/ Steven Kooyers, Steven Kooyers, Treasurer and Secretary (10/08/2025)
- Ignition Topco Ltd: /s/ Mark Babbe, Mark Babbe, Director (10/08/2025)
- Apax X GP Co. Limited: /s/ Jeremy Latham, Jeremy Latham, Director (10/08/2025)
- Apax Guernsey (Holdco) PCC Limited Apax X Cell: /s/ Simon March, Simon March, Authorised Signatory for and on behalf of Apax Partners Guernsey Limited as Company Secretary to Apax Guernsey (Holdco) PCC Limited (10/08/2025)